GRUPO CARSO, S.A. DE C.V.

02034476

May 22, 2002

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the english version of the following information of Grupo Carso, S.A. de C.V., related to the General Ordinary and Extraordinary Shareholders´ Meeting held on April 25, 2002:

- Copy of the minute of each Meeting.
- Audited Financial Statements as of December 31, 2001.
- Annual report of the Board of Directors and of the Examiner of the Company.

This information was sent to you before, in spanish version, as required in rule 12g3-2b.

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in Fact

Lic. Alejandro Archundia Becerra
Attorney in Fact

GRUPO CARSO, S.A DE C.V.
ORDINARY STOCKHOLDERS GENERAL MEETING

In Mexico City, Federal City, domicile of corporation of GRUPO CARSO, S.A. DE C.V., and at 13:30 hours on 25 April, 2002, the people whose names and legal personalities with which they concur, are shown on the Attendance List, gathered at the premises located on Av. Vasco de Quiroga No. 3800, Col. Santa Fe, Delegación Cuajimalpa, Centro Comercial Santa Fe-Sears Store, third floor, in the offices area, in order to celebrate an Ordinary Stockholders General Meeting of the Society, which, once said aforementioned Attendance List was duly signed and complemented with the documentation that certifies their corresponding personality, is attached to the appendix of this record, hence becoming an integrated part of same, and in compliance with the summons that was published in the newspapers Excélsior, El Universal and El Financiero, in Mexico City., dated 5 April 2002, and with a corresponding copy of same, attached to the appendix of said record, in order to be also an integrated part of same record.

Mr. Carlos Slim Domit, Chairman of the Board, acted as President of said Meeting, and Mr. Sergio F. Medina Noriega as Secretary, also Secretary of the Board of Directors; Mr. Ernesto González Dávila, Regular Statutory Examiner for the Society, was also present.

The President appointed Messrs. Gerardo Camargo Robles and Guillermo Gil Orvañanos as scrutineers who, once they accepted their appointed responsibility, confirmed to the Meeting that 862'100,495 shares were duly represented, meaning 97.01% of the 885'652,700 shares in circulation, representing the Society's paid and registered stock on the date of said reunion, and the President hence declared the Assembly duly in order, in compliance with what is set in Article 189 of the General Commercial Corporation Law and for whatever is applicable, in Article Sixteenth of the social by-laws.

Next, and in compliance with what is set in paragraph c) fraction VI of Article 14 Bis 3, of the Stock Market Law, the Secretary informed the Meeting that he had certified that the Society kept, at all times, for the benefit of the stock market intermediaries duly representing the GRUPO CARSO S.A. DE C.V. stockholders, for the term mentioned in Article 173 of the General Commercial Corporation Law, all blank forms for powers of attorney written out by the Society itself, which all showed the necessary requirements contemplated in the abovementioned paragraph; he also read the Agenda included in the Summons, published for the celebration of said Meeting, where the following text can be read:

AGENDA

I. Presentation and, should it be the case, approval of the report from the Board of Directors, regarding the social year ending on 31 December 2001, including the financial statements to that date as well as the Statutory Examiner report, in compliance with what is set in Article 172 of the General Commercial Corporation Law. Corresponding decisions.

II. Presentation, and should it be the case, approval of a proposal regarding the allocation of profits.

III. Presentation, and should it be the case, approval of a proposal for the maximum amount of funds for the acquisition of own shares, to be determined in an amount equal to the residuary the Society has for said purpose, upon the date the Meeting takes place in compliance with what is said in Article 14 Bis 3, fraction I of the Securities Market Law, and adoption of the decisions derived and related to the abovementioned.

IV. Affirmance, should it be the case, of the action of the Board of Directors for the 2001 business year. Corresponding decisions.

V. Appointment or confirmation, whatever the case may be, of the members of the Board of Directors and Statutory Examiners. Adoption of all corresponding decisions and the ones derived from said appointment.

VI. Appointment of Agents for the execution and legalization of all Meetings decisions. Corresponding decisions.

Next, the different points of the Agenda were approached, as follows:

I. **Presentation and, should it be the case, approval of the Board of Directors report regarding the business year ended on 31 December 2001 including the financial statements of the Statutory Examiner, on that date, in compliance with what is set in Article 172 of the General Commercial Corporation Law. Corresponding decisions**. Regarding the first point of the Agenda and in compliance with what is set in Article 172 of the General Commercial Corporation Law, the President presented the report of the Board of Directors regarding the status of the Society during the business year ending on 31 December 2001, he then, submitted the Society's Financial Statements on the corresponding date, and also, the Statutory Examiner read his report. Finally, the approved Financial Statements of the subsidiary company where the value of the investment of the Society exceeds 20% of its stockholder's equity were submitted.

Once all the information submitted to the stockholders was analyzed in compliance with what is set in Article 172 of the General Commercial Corporation Law, the Meeting unanimously adopted the following:

DECISIONS

"**1.1.** The Statutory Examiner report is accepted and approved, according to the manner it was submitted to the Meeting, which is totally and literally reproduced".

"**1.2**. The report from the Board of Directors submitted to this Meeting, regarding the status and operations of GRUPO CARSO, S.A. DE C.V. is hereby accepted and approved, for the business year ending on 31 December, 2001 ".

"**1.3.** GRUPO CARSO S.A. DE C.V. Financial Statements are accepted and approved, as of 31 December, 2001".

"**1.4.** All information regarding paragraph d) of Article fourteenth of the social by-laws, for the business year ended on 31 December, 2001 is duly noted, regarding Grupo Condumex, S.A. de C.V., a subsidiary company where GRUPO CARSO, S.A. DE C.V. investment value, exceeds 20% of the stockholders' equity of the later, according to the financial standing status at 2001 year-end".

"**1.5.** Add copies of the corresponding documents regarding the previous decisions to the file of this minute of the meeting."

II.- <u>Presentation and, should it be the case, approval of the proposal regarding the allocation of profits. Corresponding decisions.</u> Regarding point II of the Agenda, the proposal of the Board of Directors regarding the allocation of profits was submitted to the consideration of the Meeting. The Meeting, after the corresponding deliberation, unanimously adopted the following:

DECISIONS

"**II.1.** It is determined to approve the following allocation of profits:

	(Thousands of pesos)
Accumulated Profits according to the accepted Financial Statements as of 31 December, 2001, including the net profit of the 2001 business year, for an amount of $2,484,074 (thousands of pesos), at the disposition of the Society's General Stockholders Meeting:	$ 44,478,791
There is no separation whatsoever for the legal reserve, since it is already satisfied in compliance with what is set in Article 20 of the General Commercial Corporation Law.	
Balance of accumulated profits that, besides being available for the Stockholders General Meeting, is also available for the Board of Directors, except the total amount of the legal reserve, and said last entity has all the necessary faculties to place it, in total or partially, according to what it may determine and may be applicable, for the constitution or increase of reserves and/or its allocation as dividend(s) to the Society's stockholders:	$ 44,478,791

"**II.2.** It is expressly authorized to immediately validate the accounting record books as needed, due to the allocation of profits, approved in the previous decision.

III. Presentation and, should it be the case, approval of a proposal so the maximum amount of funds for the acquisition of own shares be determined in an amount equal to the residuary of the Society for said purpose on the date the Meeting took place, in compliance with what is set in Article 14 Bis 3, fraction I of the Stock Market Law, and adoption of the decisions derived from and related to the abovementioned. In order to comply with what is set in point III of the Agenda, and a prior deliberation of same, the Meeting unanimously voted the following:

DECISIONS

"**III.1.** It is agreed to determine in $899'434,000.00 Mexican Pesos, the maximum amount of funds for the acquisition of own shares, that corresponds to the nominal residuary the

Society has, in compliance with previous authorizations upon the time this Meeting took place.

"**III.2.** It is agreed that the accepted maximum amount of funds be used for the acquisition of own shares for the remainder of the business year 2002, and that said authorization remain in force, for the carrying out of operations, for as long as the General Ordinary Stockholders Meeting does not determine the maximum amount of funds applicable for said purpose in the 2003 business year."

"**III.3** As a consequence of the abovementioned, the Society is authorized to buy new representative shares of GRUPO CARSO, S.A. DE C.V. capital stock, through the stock exchange, in compliance with what is set in fraction I of Article 14 Bis 3, of the Securities Market Law, according to the terms and conditions stated, either by the Board of Directors or by any person responsible for the acquisition and placing of same, that the Board of Directors may have come to or will appoint, later on, and will hence have in an enunciative but not restrictive manner, and whenever it is deemed necessary or appropriate, the following faculties :

i) determine the charges to the stockholders' equity and/or capital stock regarding the corresponding share purchases, including the conversion of the corresponding shares in treasury ones, should the corresponding purchases be carried out, chargeable to the stockholders' equity;

ii) determine the account(s) and/or reserves where the possible purchases to be, shall be allocated against the stockholders' equity, stating that said determination shall comprise and affect the net accrued profits as of 31 December 2001;

iii) should that be the case, create one or more accounts and/or one or more stockholders' equity reserves to register the corresponding share purchases, and

iv) generally speaking, enforce any measure and determination that may be deemed necessary to carry out the acquisition and placing of GRUPO CARSO, S.A. DE C.V. capital stock representative shares."

"**III.4.** It is expressly agreed that the Society shall keep free of any harm every regular and deputy director of the Board of Directors, as well as the President, Secretary and Pro-Secretary of said entity, as well as the people responsible for the acquisition and placing of own shares, and any other officer, employee, representative and assignee of the Society that may be involved in any possible way regarding the purchase and placing by the Society of capital stock representative shares, of any claim or responsibility they might incur before any person or authority, as a consequence of the enforcement and execution of the policies and decisions regarding the purchase of own shares and the handling and

carrying out of all corresponding operations. The Society expressly abides to answer in a unlimited manner before said persons for any claim or responsibility they might come to incur for any given cause and, should it be the case, the Society will refund to each and every person, each and every amount they might come to pay, including lawyer fees and other expenditures."

"**III.5.** It is approved to expressly confirm all policies and decisions regarding the acquisition and placing of own shares in compliance with the terms approved by GRUPO CARSO S.A. DE C.V. Board of Directors sitting, dated 5 March 2001, in compliance with what is set in the circular letter 11-34 from the National Banking and Securities Commission."

"**III.6.** It is expressly authorized to validate the corresponding accounting record books.

IV. <u>Confirmation, should that be the case, of the Board of Directors action regarding the business year 2001. Corresponding decisions</u>. In order to comply with what is set in point IV of the Agenda regarding this matter, and a prior deliberation of same the Meeting unanimously voted the following:

DECISION

"The Board of Directors action is expressly approved for the business year 2001, and consequently, sets free all people acting as Directors during said term, from any responsibility they might have incurred in the legal performance of their corresponding positions".

V. <u>Appointment and confirmation, whatever the case may be, of the members of the Board of Directors and Statutory Examiners. Enforcement off all decisions regarding and derived form said appointment</u> In order to comply with what is set in point V of the Agenda regarding this matter, and a prior deliberation of same the Meeting unanimously voted the following:

DECISIONS

"**V.1.** It is agreed that GRUPO CARSO S.A. DE C.V., Board of Directors will have up to twelve Regular Directors and up to twelve Deputy Directors who will make up for the Regular Directors, whenever it is applicable."

"**V.2**. It is agreed that from now on, GRUPO CARSO S.A. DE C.V., Board of Directors will have the following members:

REGULAR DIRECTORS	DEPUTY DIRECTORS
1. MR. CARLOS SLIM HELU	1. MR. MARCO ANTONIO SLIM DOMIT
2. MR. CARLOS SLIM DOMIT	2. MR. DANIEL HAJJ ABOUMRAD
3. MR. ANTONIO COSíO ARIÑO*	3. MR. ANTONIO COSíO PANDO*
4. MR. JAIME CHICO PARDO	4. MR. FERNANDO G. CHICO PARDO*
5. MR. ARTURO ELIAS AYUB	5. MR. EDUARDO VALD´ÉS ACRA
6. MR. CLAUDIO X. GONZALEZ LAPORTE*	6. MR. DAVID IBARRA MUNOZ*
7. MR. RAFAEL MOISES KALACH MIZRAHI*	7. MR. ALEJANDRO ABOUMRAD GABRIEL*
8. MR. JOSE KURT HARFUSH*	8. MR. IGNACIO COBO GONZÁLEZ*
9. MR. JUAN ANTONIO PÉREZ SIMÓN*	9. MR. MAXIMILIANO BECKER ARREOLA*
10. MR. BERNARDO QUINTANA ISAAC*	10. MR. CARLOS HAJJ ABOUMRAD*
11. MR. AGUSTIN SANTAMARINA VÁZQUEZ*	11. MR. ALFONSO SALEM SLIM*
12. MR. PATRICK SLIM DOMIT	12. MR. HUMBERTO GUTIÉRREZ-OLVERA Z.

*Independent Directors, in compliance with what is set in Article 14 Bis of the Securities Market Law.

"**V.3.** It is expressly agreed that, the positions of Honorary President for life, President, Vice-President, Secretary and Pro-Secretary of the Board of Directors will continue to be held by Messrs. Carlos Slim Helu, Carlos Slim Domit, Patrick Slim Domit, Sergio F. Medina Noriega, Alejandro Archundia Becerra, accordingly, regardless of the faculties granted to the Board of Directors by the social by-laws, regarding the appointment of officers of said Society's entity."

"**V.4**. It is agreed to confirm Mr. Ernesto Gonzalez Dávila, CPA, as Regular Statutory Examiner, and to appoint Mr. Mario Enrique Bermúdez Dávila, as Deputy Statutory Examiner."

"**V.5** It is agreed to duly note the profiles of both the Directors and Statutory Examiners, handed over by the Meeting."

"**V.6.** It is agreed to determine a fee of $10,500.00 pesos for each Director, Statutory Examiner and, should it be the case, for the Pro-Secretary, for each meeting of the Board of Directors they happen to attend, considering any corresponding tax payment for IRS purposes."

VI. Appointment of Agents for the execution, legalization of all the Meeting's decisions. Corresponding Decision. In order to comply with what is set in point V of the Agenda regarding this matter, and a prior deliberation of same the Meeting unanimously voted the following:

DECISIONS

"**VI.1.** It is agreed to name Agents of this Meeting, Messrs. Carlos Slim Domit, Humberto Gutiérrez Olvera Z, CPA, and Messrs. Eduardo Valdés Acra, Sergio F. Medina Noriega, Alejandro Archundia Becerra, and Mrs. Laura Montes Bracchini."

"**VI.2.** Those appointed agents will have the most complete faculties to: a) Appear before a Notary Public of their choice to record officially either totally or in part this current minute and to carry out, either directly or by means or any person or persons they may appoint, the necessary registration in the Public Government Registry of Commercial Concerns; b) Issue certifications of this minute of the meeting of any part of same; and c) Carry out any necessary action and step to duly execute and legalize all decisions of the Meeting."

"**VI.3.** The appointed agents are indistinctly entitled to act individually in the performance of their faculties."

Since there were no other matters pending, the act of the meeting was read and the same was submitted to the stockholders, and then unanimously approved in these current terms; the meeting was then adjourned, at 13:50 hours, stating that from the beginning until the termination of the meeting, the shareholders or their agents were present at all times. This record is signed by the acting President, Secretary and Statutory Examiner, for all pertinent matters.

PRESIDENT	SECRETARY
______________________	______________________
MR. CARLOS SLIM DOMIT	**MR. SERGIO F. MEDINA NORIEGA**

STATUTORY EXAMINER

____

ERNESTO GONZÁLEZ DÁVILA CPA

GRUPO CARSO, S.A DE C.V.
EXTRAORDINARY STOCKHOLDERS GENERAL MEETING

In Mexico City, Federal City, domicile of corporation of GRUPO CARSO, S.A. DE C.V., and at 13:15 hours on 25 April, 2002, the people whose names and legal personalities with which they concur, are shown on the Attendance List, gathered at the premises located on Av. Vasco de Quiroga No. 3800, Col. Santa Fe, Delegación Cuajimalpa, Centro Comercial Santa Fe-Sears Store, third floor, in the offices area, in order to celebrate an Extraordinary Stockholders General Meeting of the Society, which, once said aforementioned Attendance List was duly signed and complemented with the documentation that certifies their corresponding personality, is attached to the appendix of this record, hence becoming an integrated part of same, and in compliance with the summons that was published in the newspapers Excélsior, El Universal and El Financiero, in Mexico City., dated 5 April 2002, and with a corresponding copy of same, attached to the appendix of said record, in order to be also an integrated part of same record.

Mr. Carlos Slim Domit, Chairman of the Board, acted as President of said Assembly, and Mr. Sergio F. Medina Noriega as Secretary, also Secretary of the Board of Directors; Mr. Ernesto González Dávila, Regular Statutory Examiner for the Society, was also present.

The President appointed Messrs. Gerardo Camargo Robles and Guillermo Gil Orvañanos as scrutineers who, once they accepted their appointed responsibility, confirmed to the Assembly that 861'963,189 shares were duly represented, meaning 97.00% of the 885'652,700 shares in circulation, representing the Society's paid and registered stock on the date of said reunion, and the President hence declared the Assembly duly in order, in compliance with what is set in Article 189 of the General Commercial Corporation Law and for whatever is applicable, in Article Sixteenth of the social by-laws.

Next, and in compliance with what is set in paragraph c) fraction VI of Article 14 Bis 3, of the Stock Market Law, the Secretary informed the Assembly that he had certified that the Society kept, at all times, for the benefit of the stock market intermediaries duly representing the GRUPO CARSO S.A. DE C.V. stockholders, for the term mentioned in Article 173 of the General Commercial Corporation Law, all blank forms for powers of attorney written out by the Society itself, which all showed the necessary requirements contemplated in the abovementioned paragraph; he also read the Agenda included in the Summons published for the celebration of said Assembly, where the following text can be read:

AGENDA

I. Presentation and, should that be the case, approval of a proposal to amendment Articles Seventh, Fifteenth, Sixteenth, Eighteenth, Nineteenth, Twentieth, Twenty-First, Twenty-Fourth, Twenty-Sixth, Twenty-Seventh, Twenty-Eighth, Thirty-First, and Thirty-Third of the social by-laws and to complement them Article Thirty-Sixth; all the abovementioned, mainly and among other matters, to proceed with several adjustments due to the amendment in the Stock Market Legislation, published in the Federation Official Journal dated 1 June, 2001. Corresponding decisions.

II. Appointment of Special Deputies for the execution and honoring all decisionss adopted by the Meeting. Corresponding decisionss.

Next all matters contained in the Agenda were approached, as follows:

I. <u>Presentation and, should that be the case, approval of a proposal to amend Articles Seventh, Fifteenth, Sixteenth, Eighteenth, Nineteenth, Twentieth, Twenty-First, Twenty-Fourth, Twenty-Sixth, Twenty-Seventh, Twenty-Eighth, Thirty-First, and Thirty-Third of the social by-laws and to complement them, Article Thirty-Sixth; all the abovementioned, mainly and among other matters, to proceed with several adjustments due to the amendment in the Stock Market Legislation, published in the Federation Official Journal dated 1 June, 2001. Corresponding decision</u>. Regarding point I of the Agenda, a proposal issued by the Board of Directors was submitted to the Assembly, to modify the Articles of the social by-laws included in this point and to add Article Thirty-Sixth, mainly, an among other matters, to apply certain adjustments derived from the amendment of the Stock Market Legislation, published in the Federation Official Journal, dated 1 June, 2001.

As a consequence of the proposal submitted to the consideration of the stockholders, it is decided that all appertaining requested matters regarding the statutory amendments be approved, considering that they are, in a general and enuntiative manner, the following:

<u>ARTICLE AMENDMENTS:</u>

ARTICLE SEVENTH.- Regarding the possibility the Society has to acquire the representative shares of its capital stock, adjust the text corresponding to the decisions regarding the amendments in the Stock Market Legislation, published in the Federation Official Journal, date 1 June, 2001. To substitute "National Registration of Securities and Intermediaries" by "National Registration of Securities". Add a paragraph containing the text that regulates the subscription of the Society's shares in the Securities Section of the Securities National Registration, included in Document 11-31.of the National Banking and Securities Commission, as well as the necessary Public Bidding to be made not to mention the necessary quorum to be reached in order to enable such regulation. **FIFTEENTH ARTICLE.-** Include that all stockholders representing at least 10% of the capital stock will be entitled to request a summons for a Stockholders General Meeting, in compliance with the terms stated in Article 184, of the General Commercial Corporation Law, all the abovementioned according to fraction VI, paragraph a) of Article 14 Bis 3 of the abovementioned decisions of the Stock Market Legislation. Also, include that, from the very first moment the Summons is published for the Stockholders Meetings, all information and corresponding available documentation shall immediately and at no cost, be at their disposition. Add that the Stockholders General Meetings can be summoned by either the Chairman of the Board or the corresponding judiciary authority. **ARTICLE SIXTEENTH.-** Regarding Article 14 Bis, fraction VI, paragraph e) and f), from the same amendments of the Stock Market Legislation, include two final paragraphs in this Article, to prevent: (i) in the first of them that the stockholders with voting right with at least 20% of all stock represented in a Meeting, will be entitled to request postponing the voting of any matter where they consider lacking information, according to all requirements stated in Article 199 of the General Commercial Corporation Law; and (ii) that all stockholders with voting right shares, and representing at least 20% of the capital stock, will be entitled to oppose in a

judicial manner any decisions of the General Meetings regarding the ones where they have a voting right, hence complying with the requirements of Articles 201 and 202 of the General Commercial Corporation Law. **ARTICLE EIGHTEENTH.-** Add that: (i) all people attending in representation of the Society's Meeting Stockholders, shall be entitled to credit their personality by means of a power of attorney granted in a blank form written out by the Society itself containing all the necessary requirements contemplated in Article 14 Bis 3, fraction VI, paragraph c) of the Stock Market Law, which are blank forms that the Society shall keep available for the stock market intermediaries that duly demonstrate having the representation of the Society's stockholders for the term mentioned in Article 173 of the General Commercial Corporation Law, so they can timely hand them to their principals and (ii) that the Secretary of the Board of Directors is bond to ascertain the compliance of what is stated in paragraph c), of fraction VI of Article 14 Bis 3 of the Stock Market Legislation, as well as to inform the Meeting about it, which will be stated in the corresponding record. **ARTICLE NINETEENTH.-** Include that the Meetings can be presided the Vice-President, should there be one, when the Chairman of the Board is unable to attend, and that the Pro-Secretary, should there be one, is entitled to preside the same, whenever the Secretary of said Board of Directors should be absent. **ARTICLE TWENTIETH.-** Adjustment of the text, mainly: (i) to determine that there will be a maximum of 20 Regular Delegates in the Board of Directors, out of which, 25% must be Independent Delegates, in compliance with Article 14 Bis of the Stock Market Legislation; and (ii) also state that there will be a corresponding Deputy for each Regular Delegate, considering that both the Deputy Delegates of the Independent Delegates shall have the same. status. All the abovementioned is for the purposes of fraction IV of Article 14 Bis 3 or the Securities Market Law. **ARTICLE TWENTY-FIRST.-** Include also, and in compliance with Article 14 Bis 3, fraction VI, paragraph d), that all stockholders representing at least 15% of the capital stock, shall be entitled to exert the action of civil responsibility against the Administrators, as long as the requirements stated in Article 163 of the General Commercial Corporation Law are duly satisfied.

Add that, just like the members of the Board of Directors, the members of the Executive Committee or any other committee, including the Audit Committee and all administrators and managers, shall not require handing guaranties to ensure the fulfillment of their responsibilities. **ARTICLE TWENTY-FOURTH.-** Add, within the faculties of the Board of Directors, in compliance with what is set in Article 14 Bis 3, fraction IV, paragraph d) of the Securities Market Law, those corresponding to the approval of: (i) all operations other than the ones from the general business activities and intended to be held between the Society and its stockholders, with people involved in the managing of the Society with whom, said people have patrimonial bonds or, whenever applicable, parental ones, by means of either blood or affinity ones, until the second degree, either the spouse or the concubine; (ii) the purchase or sale of 10% or more of the assets, (iii) the granting of warranties for an amount higher than 30% of all assets; and (iv) operations other than the abovementioned ones, representing more than 1% of the Society's assets. Also add, in compliance with what is set in Article 14 Bis 3, fraction IV, paragraph V, of said amendments in the Securities Market Law, within the faculties granted to the Board of Directors. Adequate the faculty of the Board of Directors, as stated in paragraph g), to what is determined by fraction I, of Article 14 Bis 3 of the abovementioned amendments in the Securities Market Law. **ARTICLE TWENTY-SIXTH.-** Include the Federal Civil Code in the grounds of the Board of Directors faculties. Also, complement to the faculties of the Board of Directors, the ones regarding its faculty to transfer, to whom, it may grant powers of attorney, the faculties to substitute. **ARTICLE TWENTY-SEVENTH.-** Adjust the text of the Article to determine that, the Board of Directors shall meet, at least once on a quarterly basis, in

compliance with what is set in Article 14 Bis 3, fraction 4, paragraph a). Regarding the abovementioned regulations of the Securities Market Law also add that the members of the Board will have to be summoned, by the Director of same, by means of either the Secretary or the Pro-Secretary of said organism. Also add that, the Board of Directors shall always meet, as long as they are summoned for such events, five calendar days at least, prior to the celebration of said event, either by the Director or by one of the Statutory Examiners, the Secretary or by the Pro-Secretary, besides being summoned for the regular meetings. Last, determine the text provided by the amendments in the Securities Market Law, themselves regarding the fact that 25% of the Delegates will be enough to have the faculty to summon a Board of Directors Meeting. **ARTICLE TWENTY-EIGHTH.-** In accordance with what is set in the last paragraph of Article 143 of the General Commercial Corporate Law, establish a procedure with which the Board of Directors may, in all correction, validate the making of decisions without having to gather the members for an official meeting. Eliminate the paragraph regarding the substitution of the Regular Representatives, considering it had already been dealt with in a previous article. **ARTICLE THIRTY-FIRST.-** Add, in compliance of said amendment in the Securities Market Law, Article 14 Bis 3, fraction IV, paragraph f), that the Statutory Examiners shall also be summoned to all sessions of consulting intermediary organs where the Board of Directors may have delegated any given faculty, besides attending the Board of Directors sessions. **ARTICLE THIRTY-THIRD.-** Adjust its text, since Article 14 Bis 3 of the Securities Market Law does not expressly contemplate anymore the constitution of the reserve for the purchase of owned stock. **ARTICLE THIRTY-SIXTH.-** Add this Article to determine that for any controversy between the Society and its stockholders, or either between the stockholders themselves, for matters appertaining to the Society, they al expressly submit to both the applicable laws and jurisdiction of the corresponding courts in Mexico City, Federal District.

Next, and in compliance with the abovementioned proposal, which was submitted to the stockholders and after proper deliberation, the Meeting unanimously decided to approve it and adopt the following:

DECISIONSS

""**I.1.** It is decided to modify Articles: Seventh, Fifteenth, Sixteenth, Eighteenth, Nineteenth, Twentieth, Twenty-First, Twenty-Forth, Twenty-Sixth, Twenty-Seventh, Twenty-Eighth, Thirty-First, Thirty-Third and to add Article Thirty-Sixth of the social by-laws, to be written as follows:

"**ARTICLE SEVENTH.-** The societies where this Society holds the ownership of the majority or the shares or social parts, shall not, either directly or indirectly invest in stock of same, nor in any other society where it is a major stockholder of this current Society, or that without being so, are aware that they are stockholders of the later.

As long as the Society's Capital Stock representative shares are duly registered in the National Securities Record Book, the Society will be entitled to purchase representative shares of its capital stock, by means of the Mexican Stock Market, at an existing current price in the market, according to the terms of Article 14 Bis 3 of the Securities Market Law, without the application of the prohibition set in the first paragraph of Article 134 of the General Commercial Corporate Law, as long as said purchase is carried out, charged to the stockholders' equity, considering that the abovementioned shares are owned by the issuer itself, or, should that be the case, by the capital stock, should it be decided to

convert them in treasury bonds, in which case, no stockholders meeting decisions shall be required. The Stockholders General Ordinary Meeting shall expressly agree on the maximum amount of funds, for each year, to be used for the purchase of own stock, only taking in consideration that the sum of funds to be used for this particular purpose shall, in no possible case exceed the total amount due of the Society's net profits, including the withheld ones. On the other hand, the Board of Directors shall appoint the people in charge of the acquisition and placing of own shares. For as long as the Society holds ownership of the shares, said shares will not be represented in any kind of stockholders' meetings. All shares belonging to the Society or, should that be the case, the abovementioned treasury bonds in the previous paragraph, regardless of what is stated in the General Commercial Corporate Law, will have the possibility to be sold among the investors, in which case, the corresponding capital stock increase shall not require any stockholders' meeting decisions, of any sort, nor any Board of Directors decisions, regarding the placing of said shares. As long as the capital stock's representative shares are registered in the National Securities Record Book, the following clause will be enforced for all pertinent matters: Should a cancellation occur for the inscription of the Society's shares, in the National Securities Record Book Section, either by means of a request from the Society itself or by means of a decisions adopted by the National Banking and Securities Commission, every stockholder having the control of the Society, in that moment, is hereby by committed to submit a purchasing public offer, prior to the cancellation, at the highest price between: (i) the average at closing time of all operations carried out within the thirty days in which the shares might have been in the stock market, prior to the date of offer and (ii) and the accounting value of the share, according to the last quarterly report, submitted to the Commission and the Mexican Stock Market, prior to the Offer, except when the National Banking and Securities Commission agrees on a different price upon authorizing the shares public sale offer, in order to cancel the abovementioned subscription. The amendment regarding this current paragraph, shall require: (i) the previous approval of the National Banking and Securities Commission and (ii) the decisions from the Stockholders Extraordinary Meeting with a minimum voting quorum of 95% (ninety five per cent) of the capital stock."

"**ARTICLE FIFTEENTH.-** The Stockholders General Meetings shall be summoned by either the Board of Directors, the Chairman of the Board or by a Statutory Examiner or by the judiciary authority, eventually. The stockholders representing at least 10% (ten per cent) of the capital stock shall be entitled to summon a Stockholders General Meeting, in compliance with what is set in Article 184 of the General Commercial Corporation Law.

The summons shall be published in one of the most important newspapers in the domicile of the Society, at least fifteen calendar days prior to the date of the meeting. Said summons shall contain the Agenda, meaning the list of matters to be approached in the Meeting, as well as the date, place and time of same. Upon the moment the summons for the stockholders meetings is published, all the information and available documents related to each and every point set in the Agenda will have to be, immediately and with no charge, at their disposition.

Should there be a second or other Summons, it will have to be published at least eight days prior to the date set for the meeting."

"**ARTICLE SIXTEENTH.-** In order to consider a General Ordinary Meeting legally in order, considering a first summons, at least half of the capital stock, must be represented. In

case of a second or more summons, the General Ordinary Meeting will be considered legally in order, regardless of the amount oh shares being represented.

In order to validate the decisionss of the General Ordinary Meeting, the majority of all present votes will have to be considered.

In order to consider a General Ordinary Meeting legally in order, considering a first summons, at least 75% of the capital stock, must be represented. In case of a second or subsequent summons, the General Ordinary Meeting will be considered legally in order, and at least 50% of the capital stock will have to be represented.

In order to validate the decisionss from the General Extraordinary Meeting, the favorable vote of the amount of shares they represent will always have to be taken into consideration, for at least half of the capital stock.

All stockholders with a voting right and that gather at least 10% (ten percent) of the shares represented in a meeting, will be entitled to request the postponement of the voting of any matter in which they consider lacking information, according to the terms and conditions stated in Article 199 of the General Commercial Corporation Law.

All stockholders with voting right shares, and that represent at least 20% (twenty percent) of the capital stock, will be entitled to object, judicially, the decisionss of the general meetings, regarding the ones with voting right, as long as they comply with the requirements of Article 201 of the General Commercial Corporation Law, where Article 202 of the abovementioned law may also be applicable."

"**ARTICLE EIGHTEENTH.-** In order to attend the General Meetings, all stockholders must obtain their admission cards at the address and with the due time stated in the corresponding summons, against the delivery of the evidence of the deposit of their shares in a banking firm in Mexico, or abroad, or in any other Mexican stock exchange firm. Regarding shares deposited in a Securities Depositing firm, said admission cards will be issued against the voucher and, should that be the case, the complementary list, as contemplated in Article 78 of the Stock Market Law.

The stockholders will have one vote per each share they own and will be entitled to be represented by an authorized proxy by means of a simple power of attorney for every Meeting they may come to attend.

On top of the abovementioned, and as long as the representative capital stock shares are registered in the National Securities Record Office:

a) All the people attending the Society's meetings, on behalf of the stockholders, will be entitled to certify their personality by means of a power of attorney granted in questionnaires elaborated by the Society itself, will all the requirements considered in paragraph c), fraction VI, Article 14 Bis 3 of the Stock Market Law;

b) The Society shall keep available for the Stock Market intermediaries legally representing the Society's stockholders, for the term stated in Article 173 of the General Commercial Corporation Law, all forms of power of attorney to allow them to timely forward said powers of attorney to their principals; and

c) The Board of Directors Secretary of the Society is committed to ascertain the compliance of the abovementioned and to inform the meeting, regarding same, which will be duly noted in the corresponding minute of the meeting.

The members of the Board of Directors, the Director General or the Statutory Examiners cannot represent any stockholder in any Ordinary or Extraordinary Meeting.

The members of the Board of Directors, the Director General and the Statutory Examiners cannot vote in the deliberations regarding the approval of reports referred to in Articles 166, Fraction IV and Article 172, in their statement, both included in the General Commercial Corporation Law or their responsibility."

"**ARTICLE NINETEENTH.-** The Meetings will be presided by the Chairman of the Board or in his absence, by the Vice-President, should there be one, and in absence of the later, by the delegate with the proper faculties from said Board to substitute the Chairman in said function, or should all abovementioned people be absent, by anyone appointed by the Stockholders either present or represented in the Meeting.

The Board of Directors Secretary will act as such, or the Pro-Secretary, should there be one or, any person appointed by the Stockholders either present or represented in the Meeting.

At the beginning of the Meetings, the presiding person shall appoint two scrutineers who will determine the amount of shares present as well as the percentage they represent in the capital stock. All the Stockholders Meetings records, either ordinary or extraordinary ones ,shall be signed by the President and the Secretary of the Meeting, as well as by the attending acting Statutory Examiner or Examiners. Should it be impossible to register the record of any meeting in the corresponding record book, it shall be registered with an Official Notary.

The Stockholders Extraordinary Meetings shall be registered with an Official Notary and shall be registered in the Commerce Public Record Office."

"**ARTICLE TWENTIETH.-** The management, administration and handling of all the matters, assets and interests of the Society, will be handled by a Board of Directors composed by no less than five regular Delegates and by a total of deputy Delegates appointed by the Meeting, to up to as many as regular ones , who will be elected for a period of one year and shall remain in their positions until their replacements have been appointed and in full charge of their positions. It will not be necessary for the Delegates to be also Stockholders."

Any Shareholder or group of Stockholders representing at least 25% of the total amount of the shares will be entitled to name a Delegate. Said percentage will be 10% as long as the Society has its shares registered in the Mexican Stock Exchange.

Should one or more Stockholders name Delegates, making use of the right stated in the abovementioned paragraph, the remaining Delegates will be appointed by the simple majority of votes, in spite of the minority stockholders votes having made the abovementioned appointment or appointments.

The appointment of any regular or deputy Delegate made by the minority stockholders group, can only be revoked when all other Delegates are also revoked, except when the removal is due to a justified cause, in compliance with the General Commercial Corporation Law.

The members of the Board of Directors shall bear no personal responsibility regarding those whom they hire on behalf of the Society and will have only the sole inherent responsibility "vis-à-vis" the Society of their commission and the one derived from the obligations determined by the Law and By-laws.

For all administrative purposes stated in the Securities Market Law, in the management of the Board of Directors it will be attempted to honor the following principles:

I. The Board of Directors shall not have more than 20 (twenty) members.

II. At least 25% (twenty five) per cent of the members of the board shall be independent ones in compliance with Article 14 Bis of the Securities Market Law.

III. A deputy Delegate will be appointed for each regular Delegate, in the understanding that every deputy Delegate of the independent deputies, shall have the same status.

IV. The auditing committee report shall be submitted to the stockholders meeting.

The requirements contemplated in the abovementioned paragraph and their clauses, will not convey nor grant the right to the stockholders or to any third parties, regarding the judicial actions, contracts, agreements, covenants or any other action carried out by the Society by means of, or through its Board of Directors or any middle organism, representative, proxy or assignee."

"**ARTICLE TWENTY-FIRST.-** Neither the members of the Board of Directors, nor, when applicable, the members of the Executive Committee nor of any other Committee, including the Auditing Committee, nor the administrators and managers shall be required to grand any guaranty to enforce the fulfillment of the responsibilities they might come to acquire while in office, except when the Stockholders Meeting responsible for their appointment expressly determines said responsibility.

Whenever applicable, the guaranty shall not be handed back to the Delegates until the accounts corresponding to the term where they worked as such is duly approved by a General Meeting.

As long as the Society has its stock registered in the Mexican Stock Exchange, all stockholders representing at least 15% (fifteen per cent) of the capital stock will be entitled to directly pursue the action of civil liability against the administrators, as long as the requirements set in Article 163 of the General Commercial Corporation Law are duly satisfied. Said action will be also applicable regarding the Statutory Examiners and the members of the auditing committee, in compliance with said legal provision."

"**ARTICLE TWENTY-FORTH.-** The Board of Directors will have all the inherent rights and obligations according to the Law and the current By-laws and will also have the most extensive faculties to adapt every agreement and will carry out all actions, of any kind,

deemed necessary or convenient for the proper performance of the purpose of the Society except those expressly reserved either by Law or by these By-laws, to the Stockholders Meetings.

The Board of Directors will have the following exclusive faculties, regarding any administrative entity, officer or assignee of this Society: **a)** Name and remove the Society's Director General; **b)** Determine the way the votes corresponding to the shares owned by the Society must be issued in the General Extraordinary and Ordinary Stockholders Meetings, in the societies where it holds the majority of stock; **c)** Approve, once it has the General Ordinary Stockholders Meeting authorization, the purchase or sale of shares, or the application of the retirement right, in case of what is contemplated in paragraphs a), b), and c) regarding Article Twenty Fifth of these By-laws; **d)** Discuss, and should it be the case, issue all the pertinent decisionss regarding all actions and covenants from the Society's Executive Committee included in the activity reports that said entity must deliver, in compliance with said by-laws; **e)** Set branches or agencies of the Society; **f)** Approve the transfer in any given form of registered trademarks, invention patents and copyrights; **g)**Appoint the people responsible for the acquisition and placing of owned shares, in compliance with what is set in Article 14 Bis 3, fraction I of the Securities Market Law; **h)** the undeniable faculty to approve all operations other than the ones from the general business activities and that are intended to be held between the Society and its stockholders, with people involved in the managing of the Society of with whom, said people have patrimonial bonds or, whenever applicable, parental ones, by means of either blood or affinity ones, until the second degree, either the spouse or the concubine; the purchase or sale of 10% or more of the assets, (iii) the granting of warranties for an amount higher than 30% of all assets; and (iv) operations other than the abovementioned ones, representing more than 1% of the Society's assets. The members of the Board of Directors will be responsible for the decisionss they may come to decide upon, regarding the matters stated in this paragraph h), except in the case determined in Article 159 of the General Commercial Corporation Law; **i)** Constitute an auditing committee, which will be set in the form and terms detailed as follows:

1. The Auditing Committee will be established with delegates out of whom the President and most of them shall be independent ones and will also include the presence of the Society's Statutory Examiners, who will attend their meetings as guests, with authority to speak and no vote.
2. The Auditing Committee will have the following responsibilities, among others: i) Elaborate an annual report regarding its activities and submit it to the Board of Directors; ii) Give opinions regarding transactions with related people mentioned in paragraph h) of this current Article Twenty-Fourth and iii) Propose the hiring of independent specialists when it deems it appropriate, so they can voice their opinion regarding the transactions mentioned in paragraph h) of this current Article Twenty-Fourth.
3. The Auditing Committee is entitled to set the norms that regulates its management and

j) All those other faculties that were exclusively reserved by the Law."

"**ARTICLE TWENTY-SIXTH.-** The Board of Directors shall represent the Society with the most extensive faculties of a general agent : a) Lawsuits and collections, according to the terms of paragraph one of Article 2,554 of the Civil Code for the Federal District and the corresponding Civil Codes in all the States of the Mexican Republic, with all the general faculties including the special ones, that in compliance with the Law may require a special clause, particularly those considered in Article 2,587 and the correlative Articles of all the other mentioned Civil Codes. The following faculties of the Board, among others, are mentioned as follows, in an enuntiative but not restrictive manner: I.- To waive. II.- To

settle. III.- To bind in arbitrators. IV.- To absolve and to articulate standings. V.- To carry out general assignment in favor of creditors. VII.- To recuse. VII.- To receive payments. VIII.- To file reports and complaints in penal matters and to waive them. IX.- To promote habeas corpus and waiving of same. These faculties and representation can be put into practice before any particular and all kinds of administrative or judicial authorities, even federal or local and before the Conciliation Boards, Local, Federal and Labor Authorities. b) Administrative Actions, in compliance with the second paragraph of Article2,554 of the Civil Code, for the Federal District and its correlative Articles of the Federal Civil Code and the corresponding Civil Codes in all the States of the Mexican Republic. c) Acts of ownership and Granting, Subscribe and Endorse Credit Instruments in compliance with the terms or the third paragraph of Article 2,554 of the Civil Code for the Federal District and its correlative Articles of the Federal Civil Code and the corresponding Civil Codes of all the States of the Mexican Republic, and of Article 90, of the 1st General Law of Instruments and Credit Transactions.

The Board of Directors will also have the following faculties:

(i) to substitute or to depute all or in part said powers or attorney, to grant powers of attorney, generals and specials in compliance with the terms and the faculties deemed necessary or convenient, considering that said entity will maintain the right to enforce the current powers of attorney, always and in any case it will have the faculty to revoke the substitutions or powers of attorney that any other entity or proxy of the Society may grant or may come to grant and

(ii) to, upon substituting in delegating said powers of attorney to third parties, in whole or in part, and upon granting general powers of attorney to specials in compliance with the terms and with the faculties the Board itself may deem necessary, transfer to said third parties in whole or in part, the faculties contained in the abovementioned paragraph (i) so said third parties may as far as they may be entitled to do so in every particular case carry out the following: To subrogate or delegate in whole or in part their corresponding powers of attorney, and grant general or special powers of attorney, in compliance with the terms and with the faculties they may deem necessary, having said third parties to reserve the practice of said powers of attorney, always and in any case, those, to whom have been entitled to, will also be entitled to revoke the substitutions for powers of attorney that may have been granted by any other entity to assignees of the Society."

"**ARTICLE TWENTY-SEVENTH.-** The Board of Directors will meet at least once quarterly either in Mexico City or in any other appointed place in the Mexican Republic, and in the appointed dates for said meetings, determined by the Board itself. The members of the Board shall be summoned by the President, in order to attend said meetings, or through the Secretary or Pro-Secretary of said entity.

Besides the abovementioned regular meetings, the Board of Directors shall meet as long as its members have been properly summoned prior to a five calendar day notice, by either the President or at least 25% (twenty five) of the Delegates or by one of the Statutory Examiners or by the Secretary or the Pro-Secretary. The Statutory Examiners will have to be summoned foreach and every Meeting of the Board, and they will attend with authority to speak but no vote."

"**ARTICLE TWENTY-EIGHTH.-** In the Board of Directors Meetings: Each Regular Delegate will have the right of a vote. The Deputy Delegates will have a voting right

whenever they attend and act in absence of the Regular Delegates. An attendance of a majority of Delegates with voting right shall be necessary for a Board of Directors Meeting to be legally in order. The decisions of the Board of Directors will be valid, as long as they are made by the majority of the Delegates with voting right present in the corresponding Meeting legally in order. Should there be a tie, the President shall decide with a casting vote.

The corresponding minutes of the Board of Directors Meetings shall be signed by the President and the Secretary of the Board of the corresponding Meeting, and by the acting Statutory Examiner or Examiners attending said Meeting.

In compliance with what is set in the last paragraph of Article 143 of the General Commercial Corporation Law, the Board of Directors will be entitled to carry out decisionss without its members having to personally meet in a formal session; The Executive Committee will also be entitled to do the same. The decisionss taken out of a session will, in any case, have to be approved, by the favorable vote of the total amount of the regular members of the corresponding entity or, in case of temporary ones, definite absence, or disability of any of them, with the corresponding favorable vote of the deputy member, in compliance with the following provisions:

I. The President or any of the Vice-Presidents, on their own initiative or upon a request from the Statutory Examiner or any two regular members of the Board of Directors or the Executive Committee, shall inform all Regular, and if necessary, Deputy members of the corresponding entity, as well as the Statutory Examiner, either orally or in writing and by the best means he considers, regarding the decisionss intended to be applied, off session, and the justifying reasons to do so. Also, the President shall hand all of them, should they so request them, all the information and clarifications they may require. The President will also be entitled to seek assistance from either one or more members of the Board of Committee he may come to determine, or from the Secretary or Pro-Secretary, to carry out the abovementioned communications.

II. When the totality of the regular members of the Board of Directors or the Executive Committee, or when needed, the necessary votes of the deputies, would verbally express to the President or to the members helping him, their consent regarding the agreements or decisions submitted to them for their consideration, They shall have to confirm in writing said consent, no later than the second working day after the date they so expressed it, in compliance with what is set in the next Fraction III. Said written confirmation shall be forwarded to the President and/or the Pro-Secretary by means of mail, telex, telefax, telegram or messenger service, or any other means that guarantees the proper handing of same within the next two working days.

III. In order to comply with what is set in the abovementioned Fraction II, the President shall send in writing to each and every member of the corresponding entity either directly or through the people assisting him, a project of minute of the meeting or the agreements and decisions that are intended to be taken off session as well as any other documentation he may deem necessary, so, should it be the case, either the minute of the meeting or the decisionss or the opinions in question be forwarded to the President and/or the Pro-Secretary, once all necessary amendments have been made, duly signed, for each member of the Board, or the Committee.

IV. Once the President and/or the Secretary and/or the Pro-Secretary receive a written confirmation from all the corresponding members of the entity in question, they will immediately proceed to register the approved minute of the meeting in question, in the corresponding book of minutes, which will contain all the decisions taken, and said minute of the meeting will be made legal with the signature of the acting President and Secretary . The appointed date of the minute will be the one corresponding to the day the verbal or written consentment was granted from all the corresponding members, even though no written confirmations were received in that moment, which, once received, shall be integrated to a file the Society shall have. Also, all written observations shall also be integrated to said file, the observations might have made regarding the corresponding decisions project"

"**ARTICLE THIRTY-FIRST.-** The General Ordinary Meeting will be entitled to appoint two regular Statutory Examiners and up to two Deputy Statutory Examiners, whatever it deems necessary without detriment that any stockholder or group of stockholders representing at least 25% of the Capital Stock, may appoint a Regular Statutory Examiner and a Deputy Statutory Examiner, besides the ones appointed by the majority. Said percentage will be 10% as long as the Society has its shares registered in the Mexican Stock Exchange.

Either the Statutory Examiner or the Statutory Examiners will be responsible for the surveillance of the Society as well as the rights and obligations set by Articles 164 and following ones of the General Commercial Corporation Law and will remain in their positions for one year or until their successors are elected and in charge of their positions.

The Statutory Examiners shall not require granting guaranties to insure the fulfillment of the responsibilities they might come to have while in their positions, except when the Stockholders Meetings having appointed them expressly determines said obligation.

Besides the Board of Directors sessions, the Statutory Examiners shall be summoned, to all sessions of any intermediate entities where the Board of Directors may have delegated any faculty"

"**ARTICLE THIRTY-THIRD.-** At least 5% of the net profits of the financial statements duly approved by the Stockholders General Meeting will be separated annually, to create, increase or, should it be the case, restore the reserve fund set by the Law, until said reserve fund equals 20% of the Society's paid Capital stock, and also other amounts will be separated, should it be the case, those the Society's General Stockholders Meeting might come to determine, to create the extraordinary, special or complementary funds deemed necessary or for the creation or increase of general or special reserves. It will be possible to allocate and distribute the remaining profits as the Stockholders General Meeting may come to determine.

The distribution of profits shall be executed in compliance with what is set in Article 19 of the General Commercial Corporation Law. After a dividend is decreed, The Stockholders General Meeting, or, should it be the case, the Board of Directors, will determine the date for the payment to take place. All uncollected dividends for a period of five years from the payment date shall be considered waived and assigned in favor of the Society"

"**ARTICLE THIRTY-SIXTH.-** Should there be any controversy between the Society and its stockholders, or, among the stockholders in matters regarding the Society, the later and

the former expressly abide to the applicable laws and to the jurisdiction of the competent courts, in Mexico City, Federal District."

"**I.2.** It is also expressly agreed to point out that the Articles of the social by-laws not contemplated in the amendments approved by the Meeting, will not undergo any changes and will continue in full force and legal enforcement in its current terms.

II. Appointment of Special Representatives to legalize and execute the decisions adopted by the Meeting. Corresponding decisions. In order to comply with what is set in point II of the Agenda and a prior deliberation of same, the Meeting unanimously voted the following:

DECISIONSS

"**II.1.** It is agreed to appoint representatives of this Meeting Messrs. Carlos Slim Domit, Humberto Gutiérrez-Olvera Zubizarreta, CPA, Eduardo Valdés Acra, Quintin Botas Hernández, CPA, Sergio F. Medina Noriega, Alejandro Archundia Becerra and Mrs. Laura Montes Bracchini."

"**II.2.** Those appointed representatives will have the most complete faculties to, whenever it is deemed necessary or convenient: a) Appear before a Notary Public of their choice to record officially either totally or in part this current minute and to carry out, either directly or by means or any person or persons they may appoint, the necessary registration in the Public Government Registry of Commercial Concerns; b) Prepare and publish the notice or notices they may deem appropriate regarding the decisions adopted by the Meeting; c) Issue certifications of this minute of the meeting to any of its parts and d) Carry out any action or measure needed for the decisions of the Meeting to be duly and totally executed and legalized."

"**II.3.** The appointed representatives are indistinctly entitled to act individually in the performance of their faculties."

Since there were no other matters pending, the minute of the Meeting was read and the same was submitted to the stockholders, who unanimously approved it in these current terms; the meeting was then adjourned, at 13:27 hours, stating that from the beginning until the termination of same, the stockholders or their representatives were present at all times. This record is signed by the President, the Secretary and the Statutory Examiner, for all pertinent matters.

President	**Secretary**
Mr. Carlos Slim Domit	**Mr. Sergio F. Medina Noriega**

Statutory Examiner

Mr. Ernesto González Dávila

Report of the Board
To our shareholders

Economic Overview

The year 2001 was a particularly difficult one for Mexico. Framed in the beginning of a new political administration and affected by the deterioration of the principal economic variables at the international level, particularly the recession in the United States which had been preceded by several years of consecutive growth, the Mexican economy reflected macroeconomic results below expectations forecast at the close of 2000. The Gross Domestic Product dropped by 0.3% compared with the same period of the previous year due, among other factors, to the reduction of global demand; the GDP stood at $6,395 thousand million constant pesos at the close of 2001.

The growth rate of the National Consumers Price Index was 4.4%, a reduction of 210 base points with respect to the 6.5% inflation forecast in the General Economic Policy Criteria (GEPC) for 2001. In December, a traditionally inflationary month, Mexico reflected an inflation of 0.14%, the lowest for the month of December ever reported by the National Consumers Price Index.

The exchange rate in 2001 held to an average $9.34 pesos to the dollar, lower than the parity taken as a reference when preparing the 2001 Federal Budget. The substantial demand for pesos resulting from the increase in Direct Foreign Investment which rose by 74% over the previous year, explains to a great extent the strength of the peso. In 2001, the deficit in the current account was US$17,457 million dollars, 2.5% of the GDP.

The trade balance registered a deficit of US$9,729 million dollars, 1.4% of the GDP, resulting from a 4.8% reduction of exports; the figure stood at US$158,547 million dollars. On the other hand, imports accounted for US$168,276 million dollars. International reserves were US$40,880 million dollars, a 22% increase over the level of year 2000.

Treasury Bonds (CETES), which act as a reference interest rate, generated an average yield of 11.3% in the 28-day term of reference, a 4 percentage point reduction compared to the same period of the previous year. Following the same trend, the Interbank Equilibrium Interest Rate (TIIE)averaged 12.8%, which compares favorably with the 17.0% of year 2000.

The variations in the international economic variables impact on Mexico, part of the highly globalized economy prevailing in the world, thus the country must maintain and consolidate its macroeconomic achievements.

Operating and Financial Results

The year 2001 was a year for consolidating operations in Grupo Carso. Greater operating efficiency was emphasized, and in the domestic market, the Group focused strongly on the retail, telecommunications, energy and construction sectors which are considered to have growth potential in the future. The Group's structure is also being simplified.
As part of the Group's redefinition, at the end of 2001 it was resolved to approve the split of 51% of the CompUSA shares which were owned by GCarso through GSanborns. The separation of CompUSA was to be implemented through three consecutive transactions, the first two of which were approved by the Shareholders Meeting held in November and which referred to splits at the GSanborns and GCarso level to create two completely independent controlling companies named Tenedora U.S., S.A. de C.V. (Tenedora) and U.S. Commercial Corp. S.A. de C.V. (U.S. Commercial). The third, still pending consummation, is the merger into a single company of the two companies mentioned above, subsisting under the name of U.S. Commercial. Its purpose will be to hold the indirect ownership of 51% of the shares of

CompUSA and initially will have cash on hand in Mexican pesos equivalent to approximately US$200 million dollars for various purposes, including the repurchase of shares. It will have no debts.

As of the approval date, each shareholder of GSanborns and GCarso is also considered to be an owner of a proportionate number of shares of the new companies.
It is considered that the split will allow for greater financial and operating efficiency of GCarso and GSanborns and will focus primarily on the Mexican market; on the other hand, it will allow U.S. Commercial to have a sound structure to develop and support its retail transactions in the United States.

Despite a complicated internal economic scenario with an economy in recession, Carso registered sales of $51,376 million pesos, 1.1% below the $51,950 million pesos in the year 2000. These figures were restructured for comparison purposes, excluding the results of CompUSA both in 2001 and 2000. The net effect of the results of CompUSA is presented as discontinued operations. Operation profits were $7,948 million pesos, with an operating margin of 15.5%, a drop of 1.8% compared with the previous year. Operating flow (Ebitda) was $9,807 million pesos, with an Ebitda margin of 19.1%.

The net debt level was $18,161 million pesos at year end, which is considered to be sound in view of the fact that the Ebitda/Net Debt ratio was 54%, representing an interest coverage of 3.1 times. In 2001, the net debt was reduced by more than $6,300 million pesos, 26% in respect to the previous year, resulting from the payment of liabilities at the subsidiary level and the separation of CompUSA. At December 2001, 62% of the debt was denominated in pesos and 52% was structured over the long term.

The challenge facing the Grupo Carso is to maintain our leadership and market participation as well as good relations with our strategic partners and acknowledgment by our clients of the service and quality of our products.

It is important to continue operating in an efficient manner in a very competitive environment, that additionally considers a strong peso. We will keep seeking operating synergies in order to reduce our costs. Special attention will be given to cost and expense reduction and to a rational use of cash flow, with and adequate management of working capital, and capital expenditures. All this with the intention of strengthening our balance sheet.
At the same time we will keep track of market developments and we will be ready to participate on a more dynamic economy.

I wish to thank our officers and collaborators; their creativity and dedication are fundamental in reaching our goals of constant improvement. I also thank our shareholders for their trust and patience. We will continue working in the operation of each one of the Group's companies, always seeking greater efficiency and growth with profitability.

Very truly yours,

Lic. Carlos Slim Domit
Chairman of the Board

To Messrs. Stockholders from
Grupo Carso, S.A. de C.V.

As the Statutory Examiner and in compliance with Article 166 of the General Law of Business Partnership and Grupo Carso's By-laws, I hereby submit to you my judgement regarding the authenticity, sufficiency and reasonability of the information submitted to you by the Honorable Board of Directors about the status of the Society for the year ended on 31 December 2001.

I have attended the Board of Directors Meetings when I have been summoned and I have received from both the Directors and the Administrators all the necessary information about all operations, documents and records that I deemed necessary to investigate. My examination has been carried out in compliance with auditing forms generally accepted.

Also, I have audited the balance sheet, both the individual and consolidated of the Company until 31 December 2001 and their corresponding income statements, the stockholders investment statements and exchange statements in the financial situation for the year ending on said date, which are submitted to the consideration of this Honorable Assembly for its acknowledgement and approval. Also, and in order to submit this report, I have considered the opinions issued on this date by Messrs. Ruiz, Urquiza y Cia. S.C., independent auditors of the Society, regarding said financial statements.

As a result of my examination, I have the following observation to make:

In the Stockholders General Extraordinary Meeting, held on 21 November 2001, the Company's partial separation as the separating society, and US: Commercial Corp., S.A. de C.V., as the separated company, where its most important asset is represented by the investment in Sanborn's stock, LLC and subsidiary (CompUSA, Inc), was approved, and effective as of 29 November 2001.

In my opinion, both the criteria and accounting policies, as well as the information ones honored by the Society and taken into account by the administrators in order to prepare the financial information they have submitted, are adequate and sufficient and were applied in a manner consistent with the previous year; hence, the information submitted by the administrators shows, truly, reasonably and sufficiently Grupo Carso S.A de C.V.'s financial status, as of 31 December 2001, as well as their income of operations, the variations in the stockholders investment and the changes in their financial situation for the year ending on said date, in compliance with accounting principles generally accepted in Mexico.

Ernesto González Dávila CPA.
Statutory Advisor.

15 March, 2002.